Exhibit (a)(5)(A)

RaceTrac Completes Acquisition of Potbelly Corporation

Acquisition brings beloved neighborhood sandwich shop concept into RaceTrac family of brands

ATLANTA – October 23, 2025 – RaceTrac, Inc., (“RaceTrac”) a family-owned, high-growth leader in the convenience store industry, confirms it has completed the acquisition of Potbelly Corporation (“Potbelly”) previously announced in September.

As part of the transaction, RaceTrac acquires Potbelly’s iconic neighborhood sandwich shop brand, which includes more than 445 company and franchise-owned shops across the United States, and Potbelly’s proven franchise development platform with a long-term goal of reaching 2,000 shops.

“Potbelly has spent more than 40 years creating the neighborhood sandwich shop experience customers love, and we are excited to welcome this beloved brand to the RaceTrac family,” said RaceTrac CEO and Chairman Natalie Morhous. “This acquisition represents a natural evolution of our growth strategy, adding fast-casual expertise to our portfolio while maintaining the unique identity that makes Potbelly special. We’re pleased to welcome more than 5,200 Potbelly team members and franchise partners to our organization.”

The acquisition strengthens RaceTrac’s position in the evolving retail landscape, combining both brands’ capabilities in real estate, franchising, operations, food innovation and marketing to drive growth and customer loyalty.

As part of the acquisition, Adam Noyes, who previously served as Potbelly Chief Operating Officer, has been appointed President of Potbelly, effective immediately. Bob Wright will remain with the company as CEO through the end of the year.

“Today marks an exciting new chapter for Potbelly as we join the RaceTrac family,” said Wright. “With RaceTrac’s resources and expertise, we’re positioned to accelerate growth toward 2,000 plus shops while staying true to our mission of delighting customers with great food and good vibes.”

Potbelly will continue to operate as usual, offering guests the same warm, toasty sandwiches, signature salads, and hand-dipped shakes they’ve come to love. The acquisition adds another consumer-facing brand to RaceTrac’s growing portfolio, which includes more than 800 RaceTrac® and RaceWay® convenience stores and approximately 1,200 Gulf® branded locations.

RaceTrac’s tender offer for all of the issued and outstanding shares of Potbelly’s common stock at a price of $17.12 per share, without interest, net to the seller in cash, less any applicable withholding taxes, expired as scheduled at 5:00 p.m., New York City time, on October 22, 2025, and was not extended. Equiniti Trust Company, LLC, the depositary for the tender offer, has advised RaceTrac that, as of the expiration of the tender offer, 28,280,576 shares were validly tendered and not validly withdrawn, which represented approximately 90.7% of the then-issued and outstanding shares of Potbelly’s common stock. All of the conditions to the tender offer were satisfied, and Hero Sub Inc., a wholly owned subsidiary of RaceTrac (“Merger Sub”), accepted for payment, and will promptly pay for, all shares validly tendered and not validly withdrawn in the tender offer.

The acquisition was completed on October 23, 2025 through a merger of Merger Sub with and into Potbelly under Section 251(h) of the Delaware General Corporation Law without a stockholder vote. In connection with the merger, each share not purchased in the tender offer (other than shares owned by stockholders who validly assert statutory appraisal rights, treasury shares and shares owned by RaceTrac or its subsidiaries) was cancelled and converted into the right to receive $17.12 in cash, without interest, less any applicable withholding taxes. Following the consummation of the merger, Potbelly became a wholly owned subsidiary of RaceTrac.

In connection with the completion of the merger, Potbelly’s common stock ceased trading on Nasdaq.

Advisors

BofA Securities acted as exclusive financial advisor and Kilpatrick Townsend & Stockton LLP acted as legal advisor to RaceTrac. Piper Sandler acted as financial advisor and Kirkland & Ellis LLP acted as legal advisor to Potbelly.

About RaceTrac, Inc.

Headquartered in Atlanta, Georgia, family-owned RaceTrac, Inc. is one of the largest privately held companies in the United States, serving guests since 1934. The company’s retail brands include more than 800 RaceTrac® and RaceWay® retail locations, approximately 1,200 Gulf® branded locations, and more than 445 Potbelly® neighborhood sandwich shops throughout the United States. RaceTrac employs more than 15,000 team members across RaceTrac, RaceWay, Potbelly and affiliated companies Energy Dispatch and Gulf, Inc. For more information, please visit RaceTrac’s website at RaceTrac.com.

About Potbelly Corporation

Potbelly Corporation is a neighborhood sandwich concept that has been feeding customers’ smiles with warm, toasty sandwiches, signature salads, hand-dipped shakes and other fresh menu items, customized just the way customers want them, for more than 40 years. Potbelly promises Fresh, Fast & Friendly service in an environment that reflects the local neighborhood. Since opening its first shop in Chicago in 1977, Potbelly has expanded to neighborhoods across the country - with more than 445 shops in the United States including more than 105 franchised shops in the United States. For more information, please visit Potbelly's website at Potbelly.com.

Contact:

For RaceTrac:

James Taylor

Full Tilt Consulting

jtaylor@fulltiltconsulting.com

For Potbelly:

Investor Relations

Jeff Priester

ICR

332-242-4370

investor@Potbelly.com

Media Contact:

Marisa Breese

ICR

Potbellypr@icrinc.com